[DW LETTERHEAD]

August 9, 2022

VIA ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Worthy Property Bonds, Inc. Amendment No. 5 to Offering Statement on Form 1-A Filed June 21, 2022 File No. 024-11563

Dear Sir or Madam:

We have electronically filed herewith on behalf of Worthy Property Bonds, Inc. (the “Company”) Amendment No. 6 (“Amendment No. 6”) to the above-referenced offering statement on Form 1-A originally filed on June 23, 2021 (“Form 1-A”). Amendment No. 6 is marked with < R > tags to show changes made from Amendment No. 5 to the Form 1-A which was filed on June 21, 2022. Set forth herein please find a narrative response, on behalf of the Company keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Sally Outlaw dated July 5, 2022. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amendment No. 5 to Offering Statement on Form 1-A

General

1. Comment: We note your response to comment 1 and reissue in part. Even though you hired Dalmore Group, LLC to act as a broker-dealer in this offering, you also continue to state throughout the offering circular and in the Plan of Distribution section that offers and sales of securities pursuant to the offering statement will be made by your management through the Worthy Website or through the Worthy App. According to the Florida Office of Financial Regulation website, it does not appear, however, that you have an approved issuer/dealer registration application in the state of Florida. In your response letter to us, please provide your analysis as to how you plan to comply with Section 512.12(1) of Florida Statues if you are not registered as an issuer/dealer in the state of Florida.

Response: In response to the Staff’s Comment #1, the Company has revised the disclosure in Amendment No. 5 to evidence the fact that the Company has relocated the Company’s principal executive office to 11175 Cicero Dr., Suite 100 Alpharetta, GA 30022 (the “Principal Office”). The Company has registered with the Georgia Secretary of State as a foreign corporation, has moved its marketing and sales functions, as well as its customer service functions, to the Principal Office, has appointed a new Chief Executive Officer, Dara Albright, who will work from the Principal Office, along with Company staff involved in supporting the Company’s marketing, sales, and customer service functions. Further, as set forth in Amendment 5 and Amendment 6, the Company has engaged Dalmore Group, LLC (“Dalmore”), a broker-dealer registered with the SEC and a member of FINRA, to act as the broker-dealer of record in connection with the offering. Dalmore will provide operations and compliance services, as set forth in Amendment No. 6, and will process investor’s subscriptions for the securities in the offering. The Company will not be offering or selling the securities in the offering from the State of Florida, and has determined that it will not offer or sell the securities in the offering into the State of Florida. As such, the Company believes that it is not required to register as an issuer/dealer in the State of Florida under, and that it is in compliance with, Section 512.12(1) of Florida Statutes.

2. Comment: We note your disclosure on page 35 that you have entered into a license fee agreement with WFI. Please describe the material terms of this agreement and file it as an exhibit to your offering statement or advise why you are not required to do so.

Response: In response to the Staff’s Comment #2, the Company has revised the disclosure in Amendment No. 5 to include that certain Technology License Fee Agreement, dated September 30, 2021, between Worthy Financial, Inc., a Delaware corporation, and the Company (the “License Agreement”) as an exhibit thereto, and to describe the material terms of the License Agreement.

3. Comment: We note your disclosure on the cover page and in other sections of the offering statement that “[your] Worthy Property Bonds will be offered and sold only in states where the BOR is registered as a broker-dealer.” Please disclose in what states Dalmore Group LLC is registered as a broker-dealer and the states in which it plans to offer your securities. In this regard, please also refer to the second part of Part I, Item 5 of your offering statement which indicates that your broker dealer intends to offer bonds in all fifty states. As a separate matter, please tell us why the first part of Part I, Item 5 indicates that you, the issuer, intend to offer the bonds.

Response: In response to the Staff’s Comment #3, the Company has revised the disclosure in Amendment No. 5 to evidence the fact that Dalmore is registered as a broker-dealer in all 50 states, and that offers and sales of the securities pursuant to the offering statement will be made in all states with the exception of the State of Florida, into and from which neither offers nor sales will be made. With respect to the first part of Part I, Item 5, we indicate that the Company, as the issuer, intends to offer the bonds, in that the Company will provide marketing, sales, and customer service functions with respect to the offer of the securities pursuant to the offering statement, from the Principal Office. Pursuant to the License Agreement, the offer and sale of the securities pursuant to the offering statement will be processed through the technology platform licensed from Worthy Financial under the License Agreement, with operational and compliance services provided by Dalmore.

4. Comment: We note your disclosure stating that “[t]o the extent that the Company’s officers and directors make any communications in connection with this offering they intend to conduct such efforts in accordance with an exemption from registration contained in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the ‘Exchange Act’), and, therefore, none of them is required to register as a broker-dealer.” In your response letter to us, please describe to us the activities that your officers and directors may engage in that would require the exemption provided by Rule 3a4-1. Additionally, explain in your response how these activities would be permissible given that you are not registered as an issuer/dealer in the state of Florida.

Response: It is anticipated that the Company’s staff at the Principal Office will engage in sales, marketing, and customer service operations from the Principal Office. Those activities will potentially include developing marketing partnerships with publications and entities who serve those individuals that may have an interest in investing in the securities being offered by the Company. It is expected that the staff at the Principal Office will approve any advertising materials to support any such outreach, will appear at live and recorded industry events to inform potential investors of the value of the Company’s product offerings, and will oversee any bond-related content creation, among other related efforts. As stated in the Company’s response to Comment #1 above, the Company has moved its marketing, sales, and customer service functions to its Principal Office, which is outside of the State of Florida, and will not offer or sell its securities from, or into, the State of Florida. Further, the Company has engaged Dalmore as its broker of record with respect to the officer. As such, the Company does not believe it needs to register as an issuer/dealer in the State of Florida.

5. Comment: Please provide disclosure regarding the “invest now” payment processing mechanism discussed on page 41. In that regard:

●	State where it will be located, for example on what website or app;
●	Disclose what role your management will play related to this feature;
●	State the name of the escrow agent and file the escrow agreement as an exhibit to you offering circular. Also file any related agreement with a third party provider as an exhibit to your offering circular. Note that Item 17(6)(a) of Form 1-A requires that an issuer file material contracts in which the issuer is a party or has a beneficial interest, as exhibits to the offering circular;
●	Disclose here the steps that investors must take to use the “invest now” feature;
●	Disclose whether this feature will be the sole means of investing in this offering, or if it will be in addition to your website and app; and

Disclose when this feature will be established, and whether it will be established before qualification

Response: In response to the Staff’s Comment #5, the Company has revised the disclosure in Amendment No. 5 to delete any reference to Dalmore’s “invest now” feature. The Company will not be utilizing “invest now” in connection with the offering.

If the Staff has any further comments regarding the offering statement on Form 1-A, Amendment No. 6 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Dickinson Wright PLLC

By:	/s/ Clint J. Gage
Clint J. Gage, Esq.

cc:	Michael Henderson/U.S. Securities and Exchange Commission
Hugh West/U.S. Securities and Exchange Commission
Tonya K. Aldave/U.S. Securities and Exchange Commission
John Dana Brown/U.S. Securities and Exchange Commission
Sally Outlaw/Worthy Property Bonds, Inc.